LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

April 11, 2025

Mr. Brian Szilagyi, CPA
U.S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F Street NE
Washington, DC 20549

Re:	Listed Funds Trust (the “Trust”)
File No. 811-23226

Dear Mr. Szilagyi:

This correspondence responds to additional comments the Trust received from the staff (the “Staff ”) of the U.S. Securities and Exchange Commission (the “Commission”) on April 9, 2025, with respect to the Preliminary Proxy Statements for the TrueShares Structured Outcome (January) ETF, TrueShares Structured Outcome (February) ETF, TrueShares Structured Outcome (March) ETF, TrueShares Structured Outcome (April) ETF, TrueShares Structured Outcome (May) ETF, TrueShares Structured Outcome (June) ETF, TrueShares Structured Outcome (July) ETF, TrueShares Structured Outcome (August) ETF, TrueShares Structured Outcome (September) ETF, TrueShares Structured Outcome (October) ETF, TrueShares Structured Outcome (November) ETF, TrueShares Structured Outcome (December) ETF, TrueShares Eagle Global Renewable Energy Income ETF, TrueShares Technology, AI, & Deep Learning ETF, TrueShares Active Yield ETF, The Opal Dividend Income ETF, RiverNorth Patriot ETF, and RiverNorth Enhanced Pre-Merger SPAC ETF (each a “Fund,” together the “Funds”) filed on March 20, 2025 (SEC Accession No. 0000894189-25-001937 and 0000894189-25-001938). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Preliminary Proxy Statements.

1.Staff Comment: Please confirm that the completed capitalization tables reflect information (i.e., shares and net assets) as of March 31, 2025.

Response: The Trust responds by confirming that the below requested capitalization table disclosure reflects information as of March 31, 2025 and that the below capitalization tables will be included substantially in the form as follows (table will be updated upon filing of the Definitive Proxy Statement):

Structured Outcome ETFs

Fund Capitalizations
The following tables set forth the unaudited capitalization of each Existing Fund and New Fund as of March 31, 2025 and the unaudited pro forma capitalization of the combined Existing Fund and New Fund as adjusted to give effect to the proposed reorganization. The following are examples of the number of shares of each New Fund that are proposed to be exchanged for the shares of the corresponding Existing Fund if the reorganization occurs and do not reflect the number of shares or value of shares that would actually be received if the reorganization occurs. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the reorganization.

TrueShares Structured Outcome (January) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$41,486,485	$0	$41,486,485
Shares Outstanding	1,250,000	0	1,250,000
Net Asset Value Per Share(1)	$33.19	$0	$33.19
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (February) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$7,670,005	$0	$7,670,005
Shares Outstanding	230,000	0	230,000
Net Asset Value Per Share(1)	$33.35	$0	$33.35
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (March) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$21,830,946	$0	$21,830,946
Shares Outstanding	720,000	0	720,000
Net Asset Value Per Share(1)	$30.32	$0	$30.32
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (April) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$25,041,367	$0	$25,041,367
Shares Outstanding	760,000	0	760,000
Net Asset Value Per Share(1)	$32.95	$0	$32.95
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (May) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$10,725,977	$0	$10,725,977
Shares Outstanding	370,000	0	370,000
Net Asset Value Per Share(1)	$28.99	$0	$28.99
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (June) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$5,287,065	$0	$5,287,065
Shares Outstanding	185,000	0	185,000
Net Asset Value Per Share(1)	$28.58	$0	$28.58
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (July) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$38,093,732	$0	$38,093,732
Shares Outstanding	950,000	0	950,000
Net Asset Value Per Share(1)	$40.10	$0	$40.10
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (August) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$36,399,232	$0	$36,399,232
Shares Outstanding	975,000	0	975,000
Net Asset Value Per Share(1)	$37.33	$0	$37.33
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (September) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$20,479,946	$0	$20,479,946
Shares Outstanding	555,000	0	555,000
Net Asset Value Per Share(1)	$36.90	$0	$36.90
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (October) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$29,244,173	$0	$29,244,173
Shares Outstanding	770,000	0	770,000
Net Asset Value Per Share(1)	$37.98	$0	$37.98
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (November) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$24,851,802	$0	$24,851,802
Shares Outstanding	640,000	0	640,000
Net Asset Value Per Share(1)	$38.83	$0	$38.83
(1) Rounded to the nearest cent.

TrueShares Structured Outcome (December) ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$76,319,818	$0	$76,319,818
Shares Outstanding	2,130,000	0	2,130,000
Net Asset Value Per Share(1)	$35.83	$0	$35.83
(1) Rounded to the nearest cent.

The information in the capitalization table above is for informational purposes only. There is no assurance the reorganization will be consummated. Moreover, if consummated, the capitalization of each Existing Fund and New Fund is likely to be different at the closing date as a result of daily share purchase and redemption activity in an Existing Fund. Accordingly, the foregoing should not be relied upon to reflect the number of shares of the New Fund that actually will be received on or after such date.

Sub-Advised ETFs

Fund Capitalizations
The following tables set forth the unaudited capitalization of each Existing Fund and New Fund as of March 31, 2025 and the unaudited pro forma capitalization of the combined Existing Fund and New Fund as adjusted to give effect to the proposed reorganization. The following are examples of the number of shares of each New Fund that are proposed to be exchanged for the shares of the corresponding Existing Fund if the reorganization occurs and do not reflect the number of shares or value of shares that would actually be received if the reorganization occurs. Pro forma numbers are estimated in good faith and are hypothetical. Pro forma numbers do not reflect any potential liquidation of shareholders associated with the reorganization.

TrueShares Technology, AI & Deep Learning ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$27,865,308	$0	$27,865,308
Shares Outstanding	810,000	0	810,000
Net Asset Value Per Share(1)	$34.40	$0	$34.40
(1) Rounded to the nearest cent.

The Opal Dividend Income ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$157,569,077	$0	$157,569,077
Shares Outstanding	4,640,000	0	4,640,000
Net Asset Value Per Share(1)	$33.96	$0	$33.96
(1) Rounded to the nearest cent.

TrueShares Eagle Global Renewable Energy Income ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$2,201,435	$0	$2,201,435
Shares Outstanding	100,000	0	100,000
Net Asset Value Per Share(1)	$22.01	$0	$22.01
(1) Rounded to the nearest cent.

TrueShares Active Yield ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$152,342,154	$0	$152,342,154
Shares Outstanding	6,600,000	0	6,600,000
Net Asset Value Per Share(1)	$23.08	$0	$23.08
(1) Rounded to the nearest cent.

RiverNorth Patriot ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$3,865,521	$0	$3,865,521
Shares Outstanding	140,000	0	140,000
Net Asset Value Per Share(1)	$27.61	$0	$27.61
(1) Rounded to the nearest cent.

RiverNorth Enhanced Pre-Merger SPAC ETF	Existing Fund	New Fund	Pro Forma - New Fund after Reorganization (estimated)
Net Assets	$5,137,742	$0	$5,137,742
Shares Outstanding	195,000	0	195,000
Net Asset Value Per Share(1)	$26.35	$0	$26.35
(1) Rounded to the nearest cent.

The information in the capitalization table above is for informational purposes only. There is no assurance the reorganization will be consummated. Moreover, if consummated, the capitalization of each Existing Fund and New Fund is likely to be different at the closing date as a result of daily share purchase and redemption activity in an Existing Fund. Accordingly, the foregoing should not be relied upon to reflect the number of shares of the New Fund that actually will be received on or after such date.

2.Staff Comment: Please update the expense example table for the TrueShares Active Yield ETF to reflect the Acquired Fund Fees and Expenses.

Response: The completed expense example tables are as follows:

TrueShares Active Yield ETF

Shareholder Fees	Existing Fund	New Fund
(fees paid directly from your investment)	(Current)	(Pro Forma)
Management Fees	0.75%	0.75%
Distribution and/or Service (12b-1) Fees	0.00%	0.00%
Other Expenses	0.00%	0.00%
Acquired Fund Fees and Expenses	2.50%	2.50%

Total Annual Fund Operating Expenses	3.25%	3.25%

TrueShares Active Yield ETF	1 Year	3 Years	5 Years	10 Years
Existing Fund	$328	$1,001	$1,698	$3,549
New Fund	$328	$1,001	$1,698	$3,549

*	*	*
If you have any questions or require further information, please contact the undersigned at 608-716-8890 or chad.fickett@usbank.com.

Sincerely,

/s/ Chad Fickett
Chad Fickett
Secretary

cc: Christopher R. Bellacicco